Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED MAY 31, 2020

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-month periods ended May 31, 2020 compared to the three- and six-month periods ended May 31, 2019. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 13, 2020, was approved by our Audit Committee on July 14, 2020 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2020, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2019.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The Company’s functional and presentation currency is the United States dollar, or USD. All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® (tesamorelin for injection) and EGRIFTA SV® refer to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of non-alcoholic steatohepatitis, or NASH, in HIV-infected patients and for other diseases.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding product availability, the progress of our research and development activities, the timelines to complete the intravenous push formulation, to file a sBLA (as defined below) related to the F8 formulation (as defined below) and to initiate clinical trials, revenue growth from sales of EGRIFTA®, EGRIFTA SV® and Trogarzo®, the securing of an appropriate pricing and widespread reimbursement for Trogarzo® in key European countries, and the launch of Trogarzo® in Europe.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: (i) the COVID-19 pandemic will have limited adverse impact on

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

(a) our sales efforts and sales initiatives, (b) the capacity of our suppliers to meet their obligations vis-à-vis us, (c) our research and development activities, (d) the health of our employees and our capacity to rely on our resources, and (e) global trades; (ii) patients will switch from EGRIFTA® to EGRIFTA SV®; (iii) no unfavorable side effects will be discovered from the long-term use of our products; (iv) our products will not be subject to a recall; (v) no biosimilar will be approved competing with EGRIFTA® or EGRIFTA SV®; (vi) we will not be involved in any type of litigation; (vii) the sBLA regarding the F8 formulation will be approved by the FDA; (viii) results obtained in vitro from our PDC will be replicated into humans; (ix) no event will delay the timelines set forth in this MD&A; and (x) our business plan will not change.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. Some of those risks and uncertainties include, but are not limited to, the following: the effect that the COVID-19 pandemic could have on our sales, research and development activities and our employees, as well as on the capacity of our third party suppliers to perform their obligations under the agreements we have with them, global trades and the various regulatory measures that can be enacted to alleviate such pandemic, the risk that one or more of our products are subject to a recall or a withdrawal from the market, the risk that we are unable to negotiate an economically satisfactory pricing for Trogarzo® and its reimbursement in key European countries, the risk that our intellectual property becomes challenged or that we have to spend time and money on litigation matters and the risk that our research and development activities do not yield positive results.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Overview

We are a commercial-stage biopharmaceutical Company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

We have two approved medicines for people living with HIV and a robust and balanced pipeline of investigational medicines in other areas of high unmet need. Our strategy for the current fiscal year, or Fiscal 2020, is to generate revenue growth through increased sales of our medicines in the United States (U.S.) while working on securing an appropriate price and widespread reimbursement for Trogarzo® in key European countries and launch in selected territories. The Company has a sales and marketing infrastructure

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

to commercialize its products in the U.S., Canada and Europe. Finally, we will continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our infrastructure.

On March 11, 2020, the World Health Organization, or WHO, declared a worldwide pandemic for the coronavirus COVID-19.

Since then, Theratechnologies’ focus has been to ensure that current and future patients have access to our medicines while also looking after the health and safety of its employees worldwide.

Theratechnologies quickly implemented measures to alleviate the impact of the COVID-19 situation. Our contingency plan was ready and the technological infrastructure was in place to rapidly deploy the appropriate measures. To minimize the risks of contamination to employees in Canada, the United States and Europe, all but a small number of essential head office staff have been working from home since March 16, 2020, including the Company’s contractual sales force and medical science liaison personnel.

While deconfinement measures have been initiated by authorities in all jurisdictions where Theratechnologies does business, most sales representatives still cannot have face-to-face interaction with customers.

Our supply chain remains unaffected. Moreover, despite growing demand, Theratechnologies has enough inventory of Trogarzo® and EGRIFTA SV® to meet market demand in all territories where these medicines are commercially available.

At present, we continue to make progress toward all activities related to our research and development pipeline, including our program on tesamorelin for the potential treatment of NASH in people living with HIV and for our oncology programs utilizing our SORT1+ Technology. All third-party service providers working with Theratechnologies on these programs are active.

Our Products

Developed in-house, EGRIFTA® (tesamorelin for injection) is approved by the United States Food and Drug Administration, or FDA, and by Health Canada for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

EGRIFTA SV® is a new formulation of EGRIFTA® approved by the FDA and launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

The Company implemented a plan to switch existing EGRIFTA® patients to the new EGRIFTA SV® formulation while ensuring that new patients were prescribed EGRIFTA SV® over the original formulation. The transition phase should be completed by the end of July and only EGRIFTA SV® will be actively commercialized going forward in the U.S.

Our second product, Trogarzo®, was in-licensed from TaiMed Biologics Inc., or TaiMed. It was approved by the FDA in March 2018 for the treatment of human immunodeficiency

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen.

Trogarzo® was also approved in Europe by the European Medicines Agency, or EMA, in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen. The Company is working to launch Trogarzo® and obtain reimbursement on a country-by-country basis across Europe and expects Trogarzo® should become commercially available in Germany and Norway by the end of 2020.

A number of patients are already being treated with Trogarzo® in some European countries through early access programs.

A study evaluating an intravenous push form of administration of Trogarzo® is currently being conducted by TaiMed. It is progressing well and should be completed in the second half of 2020. Under the terms of our in-licensing agreement with TaiMed, or TaiMed Agreement, we are entitled to commercialize the new form of administration of Trogarzo® if, and when, approved.

Our Pipeline

Theratechnologies has established a robust and balanced pipeline of investigational medicines in areas of high unmet need. It includes a variety of research and development activities.

In the fiscal year ended November 30, 2019, or Fiscal 2019, we announced that we would pursue late-stage clinical development of tesamorelin for the treatment of NASH in people living with HIV. This decision was largely based on positive data from a study conducted by Dr. Steven Grinspoon, chief of Massachusetts General Hospital’s metabolism unit, or MGH, which assessed the effect of tesamorelin on liver fat and histology in people living with HIV. Results of the study were published in The Lancet HIV Journal in October 2019. Based on preliminary market research, NASH affects over 100,000 people living with HIV in the U.S.

The development of tesamorelin for the treatment of NASH in people living with HIV will be conducted using our new formulation of tesamorelin, or F8 formulation. On July 7, 2020, we announced that the bioequivalence of the F8 formulation to the original formulation approved by the FDA, or F1 formulation, was confirmed. The Company also intends to file a supplemental Biologics License Application, or sBLA, for the F8 formulation in early 2022 for the treatment of lipodystrophy.

The F8 formulation is stable at room temperature for up to seven days after reconstitution and its volume of administration is only 0.16 mL (12.5 times smaller than the F1 formulation and two times smaller than the current F4 formulation (EGRIFTA SV®), making it possible to have a single multidose vial containing seven days of treatment. The F8 is patent protected in the U.S. until 2033 and until 2034 in major European countries.

These features will now allow for the development of a more convenient multidose pen injector.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

The Company is also pursuing the development of a unique targeted oncology technology. The SORT1+ technology consists of proprietary peptide-drug conjugates, or PDCs, that specifically target various cancers where the sortilin receptor (SORT1) is overexpressed. Based on positive preclinical data, we plan to submit an investigational new drug application, or IND, to the FDA for a first-in-human clinical trial using one of our PDCs, TH1902, before the end of 2020.

Second-Quarter Fiscal 2020 Business Update

For the three-month period ended May 31, 2020, consolidated revenue was $17,162,000 compared to $15,609,000 for the same period last year, representing an increase of 10%. Compared to the first quarter of 2020, revenues increased 9.2%, from $15,719,000.

For the six-month period ended May 31, 2020, consolidated revenue was $32,881,000 compared to $30,705,000, representing an increase of 7.1%.

EGRIFTA® and EGRIFTA SV®

For the three-month period ended May 31, 2020, net sales of EGRIFTA® and EGRIFTA SV® were $9,269,000 compared to $8,639,000 for the same period last year, representing an increase of 7.3%. For the six-month period ended May 31, 2020, EGRIFTA® and EGRIFTA SV® net sales were $17,784,000 compared to $17,601,000.

Trogarzo®

Net sales of Trogarzo® reached $7,893,000 for the three-month period ended May 31, 2020 compared to $6,970,000 for the same period last year, representing an increase of 13.2%. For the six-month period ended May 31, 2020, Trogarzo® net sales were $15,097,000 compared to $13,104,000, representing an increase of 15.2%.

Sales of Trogarzo® remained strong despite the COVID-19 pandemic and we expect continued growth as deconfinement progresses.

The COVID-19 pandemic served as a strong reminder to physicians and patients that people living with HIV must have their viral load well managed and that leniency on their treatment can have severe consequences. Trogarzo® represents a logical, effective and well-tolerated addition to the treatment regimen of patients that do not have a completely suppressed viral load.

In Europe, the Company continues to focus its efforts on obtaining reimbursement for Trogarzo® in key countries. Trogarzo® will be launched sequentially in European countries as public reimbursement is obtained in individual countries. Trogarzo® should become commercially available in Germany and Norway by the end of 2020. Some patients, however, are already being treated with Trogarzo® in Europe through early access programs.

Research and Development Activities

The development of tesamorelin for the potential treatment of NASH in people living with HIV and of our PDCs derived from our SORT1+ technology is progressing.

In the second quarter of Fiscal 2020, Theratechnologies received feedback from both the FDA and EMA regarding its proposed clinical development program for tesamorelin for the potential treatment of NASH in people living with HIV. Theratechnologies is now

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

working with our scientific advisors on the late stage development strategy and regulatory pathway for the Phase 3 study of tesamorelin for the treatment of NASH in people living with HIV and is still evaluating the opportunity in non-HIV associated NASH. Theratechnologies plans to use the new F8 formulation of tesamorelin in the Phase 3 trial.

We are actively working on the development of a clinical plan with the aim of initiating the Phase 3 trial around the end of the year.

On July 7, 2020, we announced that the bioequivalence of the F8 formulation to the original formulation approved by the FDA was confirmed. The Company intends to file an sBLA for the F8 formulation in early 2022 for the treatment of lipodystrophy.

In addition, TH1902, the first investigational PDC originating from Theratechnologies’ oncology platform targeting the sortilin receptor, is currently being studied for the treatment of Triple-Negative Breast Cancer, or TNBC. On April 27, 2020, results on the evaluation of TH1902 and TH1904 in the treatment of ovarian cancer were presented during an oral presentation made at a virtual session of the Annual Meeting of the American Association for Cancer Research (AACR). Both TH1902 and TH1904 were found to have better in vivo efficacy in ovarian cancer, at equivalent doses of docetaxel or doxorubicin alone, while not inducing weight loss nor lymphocyte decrease.

On June 22, 2020, additional data on our PDCs was presented in three posters during AACR’s virtual annual meeting II. One of the posters highlighted an important new finding that both TH1902 and TH1904 strongly inhibit the formation of microvascular channels in cancer cells which is known as vasculogenic mimicry, or VM. VM is associated with tumor growth, resistance and poor prognosis in many types of aggressive cancers including ovarian and TNBC.

It was shown in another poster that curcumin, a known natural anticancer agent, had 50 to 100 times greater anti-cancer activity when conjugated to our proprietary peptide compared to curcumin alone in ovarian, breast, colorectal cancers and melanoma models in vitro. This shows the versatility and broad applicability of our technology.

Finally, a poster illustrated the better efficacy of TH1902 over docetaxel alone. It was also shown that TH1902 does not induce neutropenia even after six treatment cycles while a single clinical dose of docetaxel did.

Theratechnologies plans to submit an IND for TH1904, the Company’s second investigational PDC for the treatment of ovarian cancer once manufacturing scale-up is completed, which is expected to occur following the initiation of the phase I clinical trial of TH1902.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Revenue

(in thousands of U.S. dollars)	Three-month periods ended May 31,		Six-month periods ended May 31,

	2020	2019	2020	2019

EGRIFTA®, EGRIFTA SV® net sales	9,269	8,639	17,784	17,601

Trogarzo® net sales	7,893	6,970	15,097	13,104

Revenue	17,162	15,609	32,881	30,705

Consolidated revenue for the three and six-month periods ended May 31, 2020 was $17,162,000 and $32,881,000 compared to $15,609,000 and $30,705,000 for the same periods ended May 31, 2019, representing an increase of 10% and 7.1% respectively.

Revenue growth in the second quarter of Fiscal 2020 compared to the same period in Fiscal 2019 is due to an increase in net sales of Trogarzo® of 13.2% and an increase in net sales of EGRIFTA® of 7.3%.

Cost of Sales

For the three- and six-months ended May 31, 2020, cost of sales was $7,380,000 and $14,141,000 compared to $6,585,000 and $12,650,000 for the same periods in Fiscal 2019, primarily due to the increase in cost of goods sold. Cost of goods sold was $5,769,000 and $11,169,000 in the three and six-month periods of 2020 compared to $5,346,000 and $10,156,000 for the same periods in the previous year. The increase in cost of goods sold is mainly due to higher Trogarzo® sales. Cost of sales also includes the amortization of the other asset of $1,220,000 and $2,441,000 for the three and six-month periods ended May 31, 2020. A provision of $391,000 on excess stock of EGRIFTA® was taken in Q2 2020 arising from the Company’s decision to switch patients to and only actively commercialize EGRIFTA SV® in the U.S.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2020 amounted to $3,622,000 and $7,041,000 compared to $2,285,000 and $4,812,000 in the comparable periods of Fiscal 2019.

The increase is largely due to the development of our oncology platform and other regulatory expenses.

Selling Expenses

Selling expenses were relatively stable and amounted to $6,941,000 and $13,302,000 for the three- and six-month periods ended May 31, 2020 compared to $6,972,000 and $12,420,000 for the same periods last year.

The amortization of the intangible asset value for the EGRIFTA®, EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded an expense of $719,000 for the second quarter of Fiscal 2020 compared to

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

$641,000 for the same quarter last year and $1,359,000 for the six-month period ended May 31, 2020 and $1,129,000 for the same period last year.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2020 amounted to $3,706,000 and $6,276,000 compared to $1,784,000 and $3,300,000 reported in the comparable periods of Fiscal 2019.

The increase in general and administrative expenses is mainly associated with the transition to a new CEO, business growth, increased activity in Europe and the listing of our common shares on NASDAQ.

Finance Income

Finance income, consisting of interest income, for the three- and six-month periods ended May 31, 2020 was $80,000 and $246,000 compared to $292,000 and $627,000 in the comparable periods of Fiscal 2019.

Lower finance income is due in large part to a decrease in the average interest rates and a decreased liquidity position in Fiscal 2020 compared to Fiscal 2019.

Finance Costs

Finance costs for the three- and six-month periods ended May 31, 2020 were $1,399,000 and $2,717,000 compared to $1,449,000 and $2,552,000 in the comparable periods of Fiscal 2019. Finance costs in the second quarter of 2020 and for the six-month period ended May 31, 2020 mostly represent interest of $842,000 and $1,644,000, respectively on the senior convertible notes issued in June 2019, compared to $834,000 and $1,646,000 for the same periods last year.

Finance costs also included accretion expense, which was $521,000 for the second quarter of 2020 and $1,023,000 for the six-month period ended May 31, 2019 compared to $448,000 and $805,000 for the same periods last year, which reflects the adoption of IFRS 16, Leases, effective December 1, 2019 and additional accretion expense on long-term obligations related to Trogarzo® commercialization rights.

Adjusted EBITDA

For the reasons noted above, Adjusted EBITDA for the three- and six- month periods ended May 31, 2020 was $(1,533,000) and $(2,527,000) compared to $453,000 and $1,974,000 in the comparable periods of Fiscal 2019. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $5,806,000 or $(0.08) per share in the second quarter of Fiscal 2020 and a net loss of $10,350,000 or $(0.13) per share for the six-month period ended May 31, 2020 compared to a net loss of $3,174,000 or $(0.04) per share in the three months ended May 31, 2019 and a net loss of $4,402,000 or $(0.06) per share compared to the six-month period ended May 31, 2019.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Financial Position

For the three- and six-month periods ended May 31, 2020, cash flow used in operating activities was $3,100,000 and $7,925,000 compared to $10,309,000 and $6,576,000 for the same periods last year.

In the second quarter of Fiscal 2020, changes in operating assets and liabilities had a negative impact on cash flow of $1,561,000. These changes include an increase in trade and other receivables of $2,301,000 and an increase in inventories of $4,424,000 partially offset by an increase of accounts payable and accrued liabilities of $5,040,000.

In the six months of Fiscal 2020, changes in operating assets and liabilities negatively affected cash flow by $5,393,000 compared to $8,577,000 in the comparable period of fiscal 2019

In the first six months of Fiscal 2020, we also used $1,653,000 towards the payment of interest on the senior convertible notes compared to $1,764,000 for the same period in 2019.

As at May 31, 2020, cash, bonds and money market funds amounted to $31,643,000. Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations in the foreseeable future.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2020[1]		2019				2018

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	17,162	15,719	16,400	16,111	15,609	15,096	13,983	13,523

Operating expenses

Cost of sales

Cost of goods sold	5,769	5,400	5,754	5,215	5,346	4,810	3,516	3,325

Other production-related costs	391	140	14	1	18	34	14	91

Amortization of other asset	1,220	1,221	1,221	1,221	1,221	1,221	1,221	1,221

R&D	3,622	3,419	3,877	2,152	2,285	2,527	2,063	2,130

Selling	6,941	6,361	7,673	6,389	6,972	5,448	5,233	5,189

General and administrative	3,706	2,570	3,258	1,772	1,784	1,516	1,865	1,482

Total operating expenses	21,649	19,111	21,797	16,750	17,626	15,556	13,912	13,438

Finance income	80	166	217	253	292	335	276	175

Finance costs	(1,399)	(1,318)	(1,275)	(1,253)	(1,449)	(1,103)	(1,330)	(1,247)

Net (loss) profit	(5,806)	(4,544)	(6,455)	(1,639)	(3,174)	(1,228)	(983)	282

Basic and diluted (loss) earnings per share	(0.08)	(0.06)	(0.08)	(0.02)	(0.04)	(0.02)	(0.01)	0.00

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 and Fiscal 2018 have not been restated and continue to be reported under IAS 17–. See note 2 in the interim consolidated financial statements for Fiscal 2020.

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

government drug reimbursement plans. The quarterly results reflect the increasing contribution of Trogarzo® beginning May 2018.

Higher expenses beginning the first quarter of 2019 are associated with business growth and the development of our product pipeline.

Recent Changes in Accounting Standards

Please refer to Note 2 to the Interim Financial Statements.

Outstanding Share Data

As at July 13th, 2020, the number of common shares issued and outstanding was 77,013,411 while outstanding options granted under our stock option plan amounted to 2,815,938. An additional 487,421 options were issued to the President and Chief Executive Officer as an inducement to enter into his employment agreement with the Company. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended May 31, 2020.

Economic and Industry Factors

The WHO declared a global pandemic on March 11, 2020. Authorities around the world implemented confinement measures designed to curb the spread of the COVID-19. Those measures have severely limited face-to-face access to healthcare providers. The industry as a whole has had to adapt to this new reality and uncertainty regarding a resurgence of the pandemic remains.

Internal Control

There was no change in the Company’s internal control over financial reporting, or ICFR, that occurred during the period beginning on March 1, 2020 and ending on May 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended May 31,		Six-month periods ended May 31,
	2020[1]	2019	2020[1]	2019
	$	$	$	$

Net loss	(5,806)	(3,174)	(10,350)	(4,402)

Add (deduct):

Depreciation and amortization	2,109	1,922	4,139	3,636

Lease inducements and amortization	-	228	-	228

Finance costs	1,399	1,449	2,717	2,552

Finance income	(80)	(292)	(246)	(627)

Share-based compensation	454	320	819	584

Write-down of inventories	391	-	394	3

Adjusted EBITDA	(1,533)	453	(2,527)	1,974

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 have not been restated. As a result, adjusted EBITDA includes adjustments for additional depreciation related to the right-of-use asset of $109,000 for the three-month period ended May 31, 2020 and of $218,000 for the six-month period of Fiscal 2020, and an accretion expense on lease liabilities, included in finance costs, of $53,000 and $109,000 for the three- and six-month periods respectively ended May 31, 2020.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8